SES AI Corporation

35 Cabot Road

Woburn, MA 01801

May 1, 2026

VIA EDGAR

U.S. Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549
Attention: Sarah Sidwell

Re: SES AI Corporation (CIK No. 0001819142)

Registration Statement on Form S-3 (File No. 333-295320)

Ladies and Gentlemen:

Pursuant to Rule 461 of the rules and regulations promulgated under the Securities Act of 1933, as amended, SES AI Corporation respectfully requests that the effective date of the above-referenced Registration Statement be accelerated so that it will be declared effective by 9:00 a.m. Eastern Standard Time on May 5, 2026, or as soon thereafter as practicable.

Should you have any questions regarding this letter, please do not hesitate to contact Scott Levi at (212) 819-8320 of White & Case LLP, counsel to the Company.

[Signature Page Follows]

Sincerely,

SES AI CORPORATION

By:	/s/ Kyle Pilkington
Name:	Kyle Pilkington
Title:	Chief Legal Officer